Javelin Private Capital Group LLC
(Wholly Owned Subsidiary of Javelin Global Commodities (US) LP)

Financial Statement

December 31, 2023

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70661

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Javelin Private Capital Group LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4625 Lindell Blvd
(No. and Street)

St. Louis	Missouri	63108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Butler	212-751-4422	mbutler@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

10/20/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Jerrod Freund</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Javelin Private Capital Group LLC</u>, as of <u>12/31</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20_25_



Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

Javelin Private Capital Group LLC
(Wholly Owned Subsidiary of Javelin Global Commodities (US) LP)
Table of Contents

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Managing Member of Javelin Private Capital Group LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Javelin Private Capital Group LLC, (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2021.

New York, NY
February 14, 2024

Javelin Private Capital Group LLC
(Wholly Owned Subsidiary of Javelin Global Commodities (US) LP)
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	377,303
Prepaid expenses		1,568
Total Assets	$	378,871

Liabilities and Member's Equity

Due to affiliates	$	154,838
Accounts payable and accrued liabilities		40,560
Total Liabilities		195,398
Total Member's Equity		183,473
Total Liabilities and Member's Equity	$	378,871

The accompanying notes are an integral part of this financial statement.

Javelin Private Capital Group LLC
(Wholly Owned Subsidiary of Javelin Global Commodities (US) LP)
Notes to Financial Statement
December 31, 2023

(1)   **Business and Organization**

Javelin Private Capital Group LLC (the "Company") was formed on June 1, 2020 as a limited liability company in the state of Missouri. The Company is a member of the Financial Industry Regulatory Authority, Inc ("FINRA") and became a registered broker-dealer under the Security Exchange Act of 1934 effective November 18, 2021. The Company is a wholly owned subsidiary of Javelin Global Commodities (US) LP (the "Parent"). The Parent is a wholly-owned subsidiary of Javelin Global Commodities Holdings LLP, which is wholly-owned by Uniper Global Commodities UK Limited. The Company will act as a placement agent and assist firms in raising capital.

(2)   **Summary of Significant Accounting Policies**

The financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

(a)   Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b)   Prepaid Expenses

The Company from time to time makes payments in advance to third parties for regulatory fees or other items. As of December 31, 2023, the Company had $1,568 of prepaid expenses reported on its statement of financial condition.

(c)   Income Taxes

On November 18, 2021 the Company adopted ASU 2019-12 (Topic 740), which simplifies the accounting for legal entities not subject to tax. The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal, state, or local income taxes.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2019.

In accordance with ASC 740, Income Taxes, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statements as of December 31, 2023. The Company is subject to income tax examination by the Internal Revenue Service, and other jurisdictions, however there are currently no audits in progress.

Javelin Private Capital Group LLC

(Wholly Owned Subsidiary of Javelin Global Commodities (US) LP)
Notes to Financial Statement
December 31, 2023

(3) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts with one bank whose balances often exceed federally insured limits. At December 31, 2023, the balance in excess of insured amounts is approximately $127,000.

(4) Commitments & Contingencies

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

(5) Related-Party Transactions

On February 24, 2021, and amended on February 16, 2023, The Company had entered into an administrative services agreement with the Parent and the Affiliate. Under the terms of the agreement the Company is responsible for payment of its share of professional and administrative salaries, health insurance, and a sublicense fee for office space and equipment. For the year ended December 31, 2023, the Company was allocated $197,206 under this agreement for payroll and rent. The Parent and Affiliate paid on behalf of the Company $162,486 for professional fees, office and other expenses. A related payable balance of $154,838 is included as Due to affiliates in the Statement of Financial Position.

The Company has a history of incurring recurring losses from operations, and has relied upon capital contributions from the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are available to be issued.

(6) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). As of April 2021, FINRA approved the Company to maintain a minimum net capital requirement of the higher of $5,000 (or 6.66% of aggregate liabilities) pursuant to Rule 15c3-1.

As of December 31, 2023, the Company had net capital of $181,905 and excess net capital of $168,878.

(7) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date these financial statements were available to be issued